

June 15, 2010

<u>Via Mail and Facsimile (513-579-7462)</u>

Dennis J. Broderick
Executive Vice President, General Counsel
and Secretary
Macy's, Inc.
7 West Seventh Street
Cincinnati, OH 45202

      Re: Macy's Inc.
              Form 10-K for the Fiscal Year Ended January 31, 2010
              Filed March 31, 2010
              File No. 001-13536

Dear Mr. Broderick:

We refer you to our comment letter dated May 25, 2010 regarding business contacts with the Middle East. We have completed our review of this subject matter and have no further comments at this time.

                    Sincerely,

                    Cecilia Blye, Chief
                    Office of Global Security Risk

cc: H. Christopher Owings
       Assistant Director
       Division of Corporation Finance